UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated January 29, 2026

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Nokia provides recast comparative segment results for 2025 and 2024 reflecting new operating and financial reporting structure

•	Attachment: ENG Recast tables

1 STOCK EXCHANGE RELEASE 29 JANUARY 2026

Nokia Corporation

Stock Exchange Release

29 January 2026 at 08:30 EET

Nokia provides recast comparative segment results for 2025 and 2024 reflecting new operating and financial reporting structure

Nokia today provides recast comparative segment financial information on a quarterly and annual basis for 2025, and on an annual basis for 2024, reflecting the previously announced changes in its operating and financial reporting structure.

Changes in operating and reporting structure, effective from 1 January 2026

On 19 November 2025, Nokia announced together with its new strategy that it will reorganize its business into two primary operating segments to better align to customer needs and accelerate innovation as the AI supercycle increases demand for advanced connectivity. This reorganization took effect as of 1 January 2026.

The reorganization recognizes Network Infrastructure as a growth segment, positioned to capitalize on the rapid, global AI and data center build-out while continuing to innovate for its telecommunications customer base. The segment consists of three business units Optical Networks, IP Networks and Fixed Networks and is led by David Heard.

The new Mobile Infrastructure segment brings together Nokia’s Core Networks portfolio, Radio Networks portfolio and Technology Standards (formerly Nokia Technologies). It is positioned for core and radio network technology and services leadership to lead the industry to AI-native networks and 6G. The new segment brings together a portfolio whose value creation is founded on mobile communication technologies based on 3GPP standards with a strong cash flow position underpinned by IP licensing. It is led by Justin Hotard on an interim basis and consists of three business units Core Software, Radio Networks and Technology Standards.

In addition, as part of its strategy work, Nokia identified several units which are not seen as core to the future of the company’s strategy. These units were moved into a dedicated operating segment called Portfolio Businesses while the company assesses the best value creating opportunity for them. The units moved were: (i) Fixed Wireless Access CPE (previously in Fixed Networks in Network Infrastructure), (ii) Site Implementation and Outside Plant (previously in Fixed Networks in Network Infrastructure), (iii) Enterprise Campus Edge (previously in Cloud and Network Services), and (iv) Microwave Radio (previously in Mobile Networks).

Recast comparative segment financial information for 2025 and 2024

Nokia will report its segment financial information in accordance with the new organizational structure beginning with its Q1 2026 financial results. In addition to full segment financial information for its three operating segments, Nokia will disclose net sales information for the business units within its Network Infrastructure and Mobile Infrastructure segments. Furthermore, Nokia will continue providing segment-level data for Group Common and Other.

To provide a basis for comparison, the following tables present summarized unaudited income statement information on a recast basis for all four quarters and full year of 2025, as well as for the full year 2024, for Network Infrastructure, Mobile Infrastructure and Portfolio Businesses segments, as well as for Group Common and Other.

Reported or comparable results for the Nokia Group were not affected by the changes in the reporting structure.

2 STOCK EXCHANGE RELEASE 29 JANUARY 2026

Network Infrastructure (Recast)
EUR million	Q1’25	Q2’25	Q3’25	Q4’25	Q1-Q4’25	Q1-Q4’24
Net sales	1 639	1 826	1 850	2 332	7 646	6 285
Optical Networks	525	730	782	981	3 018	1 636
IP Networks	646	588	578	783	2 594	2 582
Fixed Networks	468	507	490	568	2 034	2 067
Gross profit	687	736	791	1 067	3 281	2 713
Gross margin %	41.9%	40.3%	42.8%	45.8%	42.9%	43.2%
Research and development expenses	(343)	(374)	(392)	(409)	(1 518)	(1 195)
Selling, general and administrative expenses	(228)	(251)	(254)	(274)	(1 007)	(845)
Other operating income and expenses	(1)	8	1	6	14	44
Operating profit	115	119	145	390	770	718
Operating margin %	7.0%	6.5%	7.8%	16.7%	10.1%	11.4%

Mobile Infrastructure (Recast)
EUR million	Q1’25	Q2’25	Q3’25	Q4’25	Q1-Q4’25	Q1-Q4’24
Net sales	2 573	2 526	2 747	3 562	11 409	12 191
Core Software	535	507	593	765	2 400	2 411
Radio Networks	1 669	1 662	1 763	2 414	7 507	7 852
Technology Standards	369	357	391	384	1 501	1 928
Gross profit	1 137	1 264	1 300	1 814	5 515	6 137
Gross margin %	44.2%	50.0%	47.3%	50.9%	48.3%	50.3%

Research and development expenses	(720)	(701)	(683)	(785)	(2 889)	(2 894)
Selling, general and administrative expenses	(309)	(292)	(294)	(338)	(1 233)	(1 320)
Other operating income and expenses	24	39	31	38	131	189
Operating profit	132	309	354	730	1 525	2 111
Operating margin %	5.1%	12.2%	12.9%	20.5%	13.4%	17.3%

Portfolio Businesses (Recast)
EUR million	Q1’25	Q2’25	Q3’25	Q4’25	Q1-Q4’25	Q1-Q4’24
Net sales	176	199	234	236	845	717

Gross profit	39	35	44	65	183	190
Gross margin %	22.2%	17.6%	18.8%	27.5%	21.7%	26.5%

Research and development expenses	(35)	(36)	(32)	(38)	(142)	(146)
Selling, general and administrative expenses	(36)	(32)	(32)	(35)	(135)	(125)
Other operating income and expenses	—	1	1	2	4	9
Operating profit	(32)	(32)	(19)	(6)	(90)	(72)
Operating margin %	(18.2)%	(16.1)%	(8.1)%	(2.5)%	(10.7)%	(10.0)%

3 STOCK EXCHANGE RELEASE 29 JANUARY 2026

Group Common and Other (Recast)
EUR million	Q1’25	Q2’25	Q3’25	Q4’25	Q1-Q4’25	Q1-Q4’24
Net sales	4	3	4	6	16	34

Gross profit	(6)	—	(1)	1	(5)	4

Research and development expenses	(16)	(16)	(16)	(18)	(65)	(63)
Selling, general and administrative expenses	(10)	(33)	(29)	(38)	(109)	(116)
Other operating income and expenses	—	—	—	—	(1)	1
Operating profit	(32)	(48)	(45)	(55)	(180)	(174)

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Global Media Relations

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

4 STOCK EXCHANGE RELEASE 29 JANUARY 2026

Network Infrastructure (Recast)
EUR million	Q1’25	Q2’25	Q3’25	Q4’25	Q1-Q4’25	Q1-Q4’24
Net sales	1,639	1,826	1,850	2,332	7,646	6,285
Optical Networks	525	730	782	981	3,018	1,636
IP Networks	646	588	578	783	2,594	2,582
Fixed Networks	468	507	490	568	2,034	2,067

Gross profit	687	736	791	1,067	3,281	2,713
Gross margin %	41.9%	40.3%	42.8%	45.8%	42.9%	43.2%

Research and development expenses	(343)	(374)	(392)	(409)	(1,518)	(1,195)
Selling, general and administrative expenses	(228)	(251)	(254)	(274)	(1,007)	(845)
Other operating income and expenses	(1)	8	1	6	14	44
Operating profit	115	119	145	390	770	718
Operating margin %	7.0%	6.5%	7.8%	16.7%	10.1%	11.4%

Mobile Infrastructure (Recast)
EUR million	Q1’25	Q2’25	Q3’25	Q4’25	Q1-Q4’25	Q1-Q4’24
Net sales	2,573	2,526	2,747	3,562	11,409	12,191
Core Software	535	507	593	765	2,400	2,411
Radio Networks	1,669	1,662	1,763	2,414	7,507	7,852
Technology Standards	369	357	391	384	1,501	1,928

Gross profit	1,137	1,264	1,300	1,814	5,515	6,137
Gross margin %	44.2%	50.0%	47.3%	50.9%	48.3%	50.3%

Research and development expenses	(720)	(701)	(683)	(785)	(2,889)	(2,894)
Selling, general and administrative expenses	(309)	(292)	(294)	(338)	(1,233)	(1,320)
Other operating income and expenses	24	39	31	38	131	189
Operating profit	132	309	354	730	1,525	2,111
Operating margin %	5.1%	12.2%	12.9%	20.5%	13.4%	17.3%

Portfolio Businesses (Recast)
EUR million	Q1’25	Q2’25	Q3’25	Q4’25	Q1-Q4’25	Q1-Q4’24
Net sales	176	199	234	236	845	717

Gross profit	39	35	44	65	183	190
Gross margin %	22.2%	17.4%	18.8%	27.5%	21.7%	26.5%

Research and development expenses	(35)	(36)	(32)	(38)	(142)	(146)
Selling, general and administrative expenses	(36)	(32)	(32)	(35)	(135)	(125)
Other operating income and expenses	—	1	1	2	4	9
Operating profit	(32)	(32)	(19)	(6)	(90)	(72)
Operating margin %	(18.2)%	(16.1)%	(8.1)%	(2.5)%	(10.7)%	(10.0)%

Group Common and Other (Recast)
EUR million	Q1’25	Q2’25	Q3’25	Q4’25	Q1-Q4’25	Q1-Q4’24
Net sales	4	3	4	6	16	34

Gross profit	(6)	—	(1)	1	(5)	4

Research and development expenses	(16)	(16)	(16)	(18)	(65)	(63)
Selling, general and administrative expenses	(10)	(33)	(29)	(38)	(109)	(116)
Other operating income and expenses	—	—	—	—	(1)	1
Operating profit	(32)	(48)	(45)	(55)	(180)	(174)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2026		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal